March 11, 2025

Rawney McVaney
Manager of FISYN Management Company LLC
FISYN FUND II LLC
777 Main Street, Suite 600
Fort Worth, TX 76102

       Re: FISYN FUND II LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed February 26, 2025
           File No. 024-12561
Dear Rawney McVaney:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 10, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed February 26, 2025 Cover Page

1. Please revise to clarify, if true, that the Bonus Interests are additional Class A
       Interests. Also revise to clarify the mechanics of how Bonus Interests will be allocated in the event there are multiple subscriptions with insufficient Bonus Interests remaining.
2. We refer to your disclosure that an investor will receive bonus perks whether they hit the defined investment thresholds through one investment or through multiple investments. Please revise to clarify and describe any limitations on the aggregation of multiple investments to satisfy the investment thresholds. For example, may an investor aggregate investments across closings or across years?
3. We refer to your disclosure referencing time based perks. Please revise to describe
 March 11, 2025
Page 2

       these perks, as it appears there is no such description in the filing.
4.     Please expand your disclosure regarding the bonus perks as follows:
           Specify the class of accommodation and/or quantify the maximum price/value for the Omni Hotel Fort Worth;
           Specify the class of service and/or quantify the maximum price/value for the flights to and from DFW airport; and
           Quantify the estimated value of the Wine and Cheese package.
Exhibit Index, page 76

5.     Please provide an updated auditor consent.
Exhibit 12.1 Opinion of Legality from Dodson Robinette, PLLC, page 76

6.     We note that Item 1 in Part I of your Form 1-AA indicates that the company is a
       Delaware limited liability company. We also note your legality opinion from Dodson
       Robinette, PLLC indicates that    Our opinion herein is expressed solely
with respect to
       the Oklahoma General Corporation Act, as currently in effect, and we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter
       hereof.    We do not understand why your legality opinion is referencing the Oklahoma
       General Corporation Act. Additionally, your statement that    we express
no opinion as
       to whether the laws of any jurisdiction are applicable to the subject matter hereof does not appear to be appropriate in your legality opinion. Please revise your legality opinion as appropriate.
7.     We note your statement, on page 69, that    Additional capital
contributions may be
       required by Members holding Class A and Class B Membership Interests in the
       discretion of the Manager    Additional capital contributions shall only
be made by
       Investor Members   .    We also note your statement in the legality
opinion that    the
       Interests and Bonus Interests will be validly authorized, legally issued, fully paid and
       non-assessable.    It appears to us that the security holders of the
Class A and Class B
       membership interests are liable for additional calls or assessments by the company on the Class A and Class B membership interests. Please revise your disclosure or the legality opinion as appropriate. We may have further comment.
       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Arden Anderson, Esq.